FIRST FEDERAL BANCSHARES, INC.


April 16, 2004

Dear Stockholders of First Federal Bancshares, Inc.:

     Since our initial public offering in 2000, our capital base has exceeded all applicable regulatory standards and the amount of capital needed to support our banking business. After evaluating a variety of alternatives to utilize this strong capital base more effectively and to maximize value to our stockholders, we have determined that a repurchase of our own shares at this time would be in the best interests of our stockholders. The board of directors has approved a repurchase of 560,000 shares of First Federal Bancshares's common stock, or approximately 30% of our 1,886,291 outstanding shares. A copy of the Offer to Purchase dated April 16, 2004 (white booklet) is enclosed.

     We are conducting the offer through a procedure referred to as a "modified Dutch auction." This procedure allows you to select the price at which you are willing to sell, or tender, all or part of your shares within a price range of not more than $34.00 per share and not less than $31.00 per share. Upon expiration of the offer, we will select the lowest purchase price from those shares tendered that will allow us to buy 560,000 shares. All shares purchased in the offer will receive the same purchase price, even those shares that are tendered below the purchase price. In addition, if you own fewer than 100 shares and tender all of your shares at or below the purchase price, you will receive priority and have all of your shares purchased even if more than 560,000 shares are tendered. No brokerage fees or commissions will be charged to you if you tender your shares.

     We encourage each stockholder to read carefully the Offer to Purchase and related materials. Neither First Federal Bancshares nor our board of directors make any recommendation whether to tender shares to us. You should make your decision independently after consulting with your advisors.

     To assist us with this offer, we have engaged Sandler O'Neill & Partners, L.P. to serve as the dealer/manager and Georgeson Shareholder Communications, Inc. to serve as our information agent. Representatives from these firms may contact you by phone to make sure you have received the Offer to Purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call the information agent toll free at
(800) 501-4292.

     Unless otherwise extended, the offer will expire at 5:00 p.m., Mountain time, on May 21, 2004. We again encourage you to read carefully the enclosed materials.

     As always, we appreciate your interest in First Federal Bancshares.

                                        Sincerely,

                                        James J. Stebor
                                        President and Chief Executive Officer